June 7th, 2018

Ms. Melissa N. Rocha
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4631

Re:	Avon Products, Inc.
Form 10-K
Filed February 22, 2018
File No. 001-04881

Dear Ms. Rocha:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) in your letter, dated May 25, 2018, to Mr. Jamie Wilson, Executive Vice President & Chief Financial Officer of Avon Products, Inc. (“Avon” or the “Company”).

The Staff comments are repeated below in italics and followed by the Company’s response.

Form 10-K for the year ended December 31, 2017

Note 9 - Income Taxes, page F-26

Comment 1

1.
You disclose that included in the net change in valuation allowance is the release of $25.5 million associated with a number of markets in Europe, Middle East & Africa as a result of a business model change related to the move of the Company's headquarters from the U.S. to the UK. With reference to ASC 740-10-30-16 through 25, please tell us how the move of your headquarters supported the release of a portion of your valuation allowance.

Response 1

In response to the Staff’s comment, Avon recorded a release of our valuation allowance on the deferred tax assets related to the following subsidiaries:   Avon Cosmetics GmbH (Germany), Avon Cosmetics S.r.l. a Socio Unico (Italy), and Avon Kozmetik Urunleri Sanayi ve Ticaret Anonim Sirketi (Turkey) (collectively, the “Distributors”).

As of January 1, 2018, as part of its business transformation, Avon transitioned its operational headquarters from the U.S. to the U.K. and brought together its management team in one office.  This new operational headquarters assumed, amongst other activities, the responsibility for our Europe, Middle East & Africa (“EMEA”) operations.  Accordingly, in December 2017, the EMEA affiliates, including the Distributors noted above, entered into legal agreements whereby they would distribute products but would no longer assume various risks previously borne by the EMEA affiliates including, but not limited, to: inventory obsolescence, foreign exchange and market risk. Under the terms of the legal agreements, the Distributors are guaranteed a positive arm’s length operating margin on their sales.

Ms. Melissa M. Rocha

June 7th, 2018

Pursuant to ASC740-10-30-18, these guaranteed operating margins represent a source of income that the Distributors must consider in determining the future realization of their deferred tax assets. We considered all evidence, both positive and negative, in our assessment of future taxable income including: the functions, assets, the terms of the legal agreements with the Distributors, the activities and risks borne by the Distributors and their impact on the required transfer pricing, and past and expected performance of the Distributors. Based on the weight of all available evidence, we concluded that the Distributors will generate sufficient future taxable income to realize their deferred tax assets. Accordingly, in line with ASC740-10-30-16, we released the valuation allowance that had previously been established on these assets under the legacy operating model where the Distributors bore significantly greater risk.

We would be pleased to discuss any of the foregoing responses to the extent you require further clarification or additional information. Please feel free to contact Jamie Wilson at +44 (0) 203 798 6049 or me at +44 (0) 203 798 6038.

Sincerely,

/s/ Laura Barbrook
Laura Barbrook
Vice President, Corporate Controller, Avon Products, Inc.

cc: Tracey McKoy, Staff Accountant, United States Securities & Exchange Commission
Jamie Wilson, Executive Vice President & Chief Financial Officer, Avon Products, Inc.
Brian Crane, Engagement Partner, PricewaterhouseCoopers LLP